

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 9, 2016

<u>Via E-mail</u>
Mr. Richard D. Moss
Chief Financial Officer
Hanesbrands Inc.
1000 East Hanes Mill Road
Winston-Salem, NC 27105

> **Re:** **Hanesbrands Inc.**
> **Form 10-K for the Year Ended January 2, 2016**
> **Filed February 5, 2016**
> **File No. 001-32891**

Dear Mr. Moss:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended January 2, 2016</u>

<u>Item 7. Management's Discussion and Analysis</u>
<u>Undistributed Earnings from Foreign Subsidiaries, page 38</u>

1. You disclose that you have $319 million of cash and cash equivalents held by foreign subsidiaries whose undistributed earnings are considered permanently reinvested which appears to be substantially all of the cash and cash equivalents reported on your consolidated balance sheet as of January 2, 2016. You also state that you believe that you have sufficient other sources of liquidity to support your assertion that the undistributed earnings in your foreign subsidiaries are considered permanently reinvested. Please expand your disclosure to describe the other sources of liquidity that support your assertion.

Index to Consolidated Financial Statements
Note 17. Income Taxes, page F-36

2.   We note that you attribute over 94% of your income before taxes to your foreign
        subsidiaries and that your reconciliation of your effective tax rate includes a significant
        reconciling item related to tax differentials between foreign and U.S. statutory rates.
        Please tell us and expand your disclosure in management's discussion and analysis to
        further describe the tax jurisdictions where your foreign earnings are derived, their
        respective statutory tax rates and any expectations about trends in these jurisdictions that
        may impact your current or future tax expense.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        You may contact Myra Moosariparambil at (202) 551-3796 if you have questions
regarding comments on the financial statements and related matters. Please contact me at (202)
551-3650 with any other questions.

                                        Sincerely,

                                        /s/Craig Arakawa

                                        Craig Arakawa
                                        Accounting Branch Chief
                                        Office of Beverages, Apparel, and
                                        Mining